SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 00.108.786/0001 -65
Company Registry (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING
HELD ON FEBRUARY 27, 2009

DATE, TIME AND PLACE: February 27, 2009, at 11:00 am, at the Company’s headquarters, located at Rua Verbo Divino n° 1356 – 1° andar, Chácara Santo Antônio, in the city and state of São Paulo.

ATTENDANCE: Shareholders representing over 99% (ninety-nine percent) of the Company’s voting capital, as per the signatures in the Shareholders’ Attendance Book.

PRESIDING BOARD: ANDRÉ MÜLLER BORGES – Chairman, and JOANA GRAEFF MARTINS – Secretary.

CALL NOTICE: The call notice was published in the Valor Econômico newspaper on February 12, 13 and 16, 2009, and in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) on February 12, 13 and 14, 2009.

AGENDA: 1) To approve the incorporation of its subsidiary NET FLORIANÓPOLIS LTDA., without changing the Company’s capital since it owns 100% (one hundred percent) of NET FLORIANÓPOLIS LTDA., whose shares will be cancelled, pursuant to item IV of article 224 of Law 6404/76; and 2) To ratify the acquisition by the Company of the shares/ownership interests of the companies making up "BIGTV", pursuant to the Law.

RESOLUTIONS: First, the shareholders approved the drawing up of these minutes in summary format, pursuant to article 130, paragraph 1 of Law 6404/76, as well as its publication without the signatures of the attending shareholders, in accordance with paragraphs 1 and 2 of article 130 of Law 6404/76. Afterwards, the attending shareholders unanimously:

1. Approved the PROTOCOL AND JUSTIFICATION OF MERGER OF NET FLORIANÓPOLIS LTDA., headquartered at Avenida Rio Branco 808, Centro, CEP 88015-202, in the city of Florianópolis, state of Santa Catarina, enrolled in the corporate roll of taxpayers (CNPJ) under no. 72.461.072/0001 -47, whose articles of association are duly registered in the commercial registry of Santa Catarina under the Company Registry (NIRE) 42.203.242.011, issued on July 12, 1993 (hereafter NET FLORIANÓPOLIS), executed by the management of NET FLORIANÓPOLIS and the Company on February 12, 2009, which is an integral part of these minutes for all legal purposes and a copy of which is filed at the Company’s headquarters (“PROTOCOL”); the Appraisal Report (“APPRAISAL”) of the book value of the shareholders’ equity of NET FLORIANÓPOLIS, to be incorporated by the Company, drawn up by the specialized company Globalconsulting Assessoria Contábil Ltda., duly registered in the Regional Accounting Council of São Paulo under number 2SP023158/O-8, enrolled in the corporate roll of taxpayers (CNPJ) under no. 06.063.913/0001 -33, with articles of incorporation duly filed at the 3rd Registry of Corporate Documents - SP under number 473.500, with headquarters at Avenida Brigadeiro Luis Antônio, n° 2376 – 16° andar, in the city and state of São Paulo, represented by its partner Sérgio da Silva, Brazilian citizen, accountant, CRC no. 1SP114111/O-8, ID card 11.683.592 -8-SP and inscribed in the individual roll of taxpayers (CPF/MF) under no. 013.317.858 -71, hired especially for this operation.

1.1. Approved of the incorporation of its subsidiary NET FLORIANÓPOLIS LTDA., without changing the Company’s capital since it owns 100% (one hundred percent) of NET FLORIANÓPOLIS LTDA., whose shares will be cancelled, pursuant to item IV of article 224 of Law 6.404/76.

1.2. In view of the incorporation of NET FLORIANÓPOLIS herein approved, the Company now substitutes all of its assets, rights and obligations to all legal purposes. The Company’s management is authorized to execute all complementary acts related to the operation herein approved.

1.3. The legal effects of the incorporation of NET FLORIANÓPOLIS by the Company will come into effect as of February 28, 2009, for accounting, fiscal and tax purposes.

2

2. Ratified the acquisition by the Company of the shares/ownership interests of the companies making up "BIGTV", pursuant to the Law.

CLOSURE: The meeting was adjourned for the drawing up of these minutes in the Company’s records. The minutes were read, approved and signed by all attending members.

This is a free translation of the original instrument filed in the Company’s records.

São Paulo, February 27, 2009.

_____________________
André Müller Borges
Chairman

_____________________
Joana Graeff Martins
Secretary

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 02, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.